Exhibit 99.2

Option Exchange Program

Questions and Answers

June 14, 2010

Updated July 6, 2010

The following Questions & Answers have been prepared to address common questions employees may have about the NASDAQ OMX Option Exchange Program. Stockholders approved the program at the annual meeting of stockholders on May 27, 2010.

NASDAQ OMX has been granted stockholder approval to offer a one-time Option Exchange Program. These Q&As are based on the information included in the option exchange proposal in our proxy statement filed with the Securities and Exchange Commission (SEC) in April 2010 and the Tender Offer Statement, Offer to Exchange and related materials to be filed with the SEC on July 7, 2010. Additional information is included in the NASDAQ OMX proxy statement.

If you have additional questions after reviewing this Q&A, please submit a question for more assistance. We will not respond to questions individually; each question will be reviewed and, if appropriate, included in an update to the Q&A document that will be posted on NASDAQ OMX’s intranet. You can email your question(s) to the “Option Exchange Program Questions” mailbox.

Q1. What is happening?

A1. The Option Exchange Program will allow eligible employees to exchange certain underwater stock options for fewer stock options with a lower exercise price and new vesting period. The exchange ratio is designed to provide participants with replacement options with a value that is not greater than the value of the exchanged options. All replacement options would be granted under the NASDAQ OMX Equity Incentive Plan.

Q2. Why is NASDAQ OMX proposing to offer an exchange of our stock options?

A2. Because a large number of our outstanding options have exercise prices well above the current stock price, many employees believe their options are of little or no value. NASDAQ OMX is proposing to offer this exchange because we want to encourage retention and motivation among our employees.

Q3. What is the purpose of the program?

A3. Primarily, we believe an Option Exchange Program will help retain and motivate employees. Also, an Option Exchange allows NASDAQ OMX to grant new options in exchange for surrendered options without incurring significant additional compensation expense.

Q4. Who at NASDAQ OMX will be eligible for the Option Exchange Program?

A4. Generally, employees will be eligible to participate if they hold stock options that meet all of the following criteria:

1.	Were granted on or after January 1, 2006 and on or before June 30, 2008

2.	Have a threshold exercise price that is greater than $30.00 per share.

This program does not apply to restricted stock awards (RSAs), restricted stock units (RSUs) or performance-based stock units (PSUs); it only applies to stock options.

The program will not be made available to former employees or retirees. Also, NASDAQ OMX’s CEO, Executive Vice Presidents and Board of Directors will not be eligible to participate.

Q5. What countries will participate in the Option Exchange Program?

A5. The employees in the following countries are eligible to participate if they meet the eligibility requirements outlined in Q4: U.S., U.K., Sweden, Denmark, Finland, Australia, Singapore, Hong Kong, Estonia, Lithuania, Latvia and the Netherlands.

Please note that for the majority of countries not listed here as eligible to participate, there were no people holding stock options, meeting the requirements outlined in Q4.

Update 7/6/2010: The stock option exchange offer can be made in Iceland, subject to certain restrictions. The exchange of options is permitted under the exchange control rules in effect in Iceland, but the exercise of the new options is not currently allowed. As a result, the new option agreements will restrict the employees that participate from exercising the options until the foreign exchange controls are lifted or repealed.

Q6. What is a stock option?

A6. A stock option is a right to buy a share of NASDAQ OMX stock at a fixed price (also known as the grant or exercise price) for a specified period of time. If NASDAQ OMX’s stock price increases after the date of your stock option award, then the exercise of your stock options will result in your owning stock that has a greater market value than the price you paid for it.

Employees typically must wait a specified period of time (known as the vesting period) before exercising the option.

Q7. What is the expected timeline of this exchange offer?

A7. The timeline of the exchange, if implemented, will be communicated to employees shortly before the implementation of this program. Currently, the exchange window is being considered for July 2010.

Update 7/6/2010: The exchange window has been established to start on July 7, 2010 at 9:30 a.m. EDT and will close at the end of the day on August 3, 2010 at 12:00 midnight EDT, unless the program is extended.

Q8. Will I be able to elect to exchange my options for restricted stock or cash?

A8. No. The proposed program is designed to provide as close as possible a value-for-value exchange of stock options (stock options for stock options exchange). We selected stock options because they provide value to employees only if we are successful at driving improvements in our stock price.

Q9. How many new options would I get if I choose to participate?

A9. Eligible options would be able to be exchanged for a lesser number of replacement options with a lower exercise price based on a specific exchange ratio. If implemented, the actual exchange ratio will be determined shortly before the program implementation. Currently, the exchange ratio being considered is 1.4 old shares for 1.0 new share.

Update 7/6/2010: You will receive one replacement option for each 1.4 eligible options that are exchanged.

Q10. Would I be able to exchange only a portion of my eligible options?

A10. Yes. You would be able to elect to exchange your eligible options on a grant-by-grant basis. However, you would not be able to split a single grant. In other words, if you have a grant of 1,000 options, you would not be able to choose to exchange 500 options and keep 500 options. You would be able to either exchange all 1,000 options from that grant or none of those 1,000 options.

Q11. Will this exchange offer include both vested and unvested options?

A11. Yes. This exchange offer will include eligible outstanding options, whether vested or not. If you have exercised an option, it is no longer outstanding and is not eligible.

Q12. What will the vesting be for the new options?

A12. The new options will vest one third per year, over a three-year period, counted from the new grant date.

Q13. How would I decide whether or not to exchange my eligible options for new options?

A13. The decision is yours. NASDAQ OMX cannot advise you as to whether or not you should participate in the program, or what (if any) options you should exchange. To assist you, NASDAQ OMX has prepared this Q&A document and will provide you with modeling tools through the NASDAQ OMX Option Exchange website.

Q14. How do I find out how many eligible options I have and what their exercise prices are?

A14. You can login to your E*Trade account to see all of your outstanding stock options, including their exercise price, terms, and when they expire. You will receive more details regarding the process for participating. During the exchange window, you will be provided with a link to the NASDAQ OMX Option Exchange Website. The website will list for you your grants that are eligible for exchange.

Q15. Would this exchange offer affect future equity grants?

A15. This is a one-time event to exchange certain outstanding options. It does not affect our ongoing compensation programs, including our equity grants.

Q16. Will I have to participate in the Option Exchange Program?

A16. Participation in the Option Exchange Program is completely voluntary. If you choose not to participate, you will keep all of your outstanding stock options, including the stock options that are eligible for the Option Exchange Program, and you would not receive a replacement grant. No changes will be made to the terms of your current stock options if you choose not to participate.

Q17. Where can I find additional information about the Option Exchange Program?

A17. Additional information about the Option Exchange Program can be found in the NASDAQ OMX proxy statement that was filed with the SEC in April 2010 and in the Tender Offer Statement, Offer to Exchange and related materials to be filed with the SEC on July 7, 2010. A copy of the proxy statement can be found at http://ir.nasdaqomx.com/annuals.cfm. A copy of the proxy statement and Tender Offer materials also can be found by searching NASDAQ OMX’s filings at www.sec.gov.

Q18. Why isn’t the exchange ratio set one-for-one?

A18. The intent of the Option Exchange is to grant new options that are comparable in value to the value of surrendered options. Outstanding options that are underwater have less value than a new option granted at a current exercise price. If the ratio were set at one-for-one, then NASDAQ OMX would be granting more value than the value surrendered, which would result in an additional compensation accounting expense, which we do not believe is in the best interest of our stockholders.

Q19. What would my new exercise price be?

A19. The new stock options would be granted with an exercise price equal to the closing price of NASDAQ OMX’s common stock on the last day of the exchange window. Currently, the exchange window is being considered for a 4-week period from July 7, 2010 to August 3, 2010.

Update 7/6/2010: The new stock options will be granted with an exercise price equal to the closing price of NASDAQ OMX’s common stock on August 3, 2010 or the last day of the option exchange period if the offer period is extended.

Q20. Can you provide me with an example of how the exchange ratio would work?

A20. Under the program, eligible employees will be given the opportunity to exchange their existing eligible awards for a fewer number of options, but at a lower exercise price and a new vesting schedule. The exchange ratio will be set prior to launching the program. As an example, assuming an exchange ratio of 1.4 to 1, a participant who tenders 300 eligible underwater options would receive approximately 214 replacement options, each with an exercise price equal to the company’s common stock price on the date of the replacement grant.

Q21. My eligible stock options are already vested. Would my new stock options also be fully vested?

A21. No. All replacement options granted under the program would be subject to the new vesting schedule.

Q22. What would happen to options that I choose not to exchange?

A22. Options that you choose not to exchange would be subject to their original terms.

Q23. Will I owe taxes if I participate in the program?

A23. Generally, the exchange of eligible stock options is treated as a non-taxable exchange, and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. Outside the U.S., the tax consequences vary by country. You should review the tax information pertaining to your country and consult your personal tax advisor for additional information about your personal tax situation.

Q24. Are there circumstances under which I would not be granted new options?

A24. Yes. If you are no longer an employee of NASDAQ OMX at the beginning and the end of the exchange period, you would not receive a replacement grant.

Q25. When will the new grant date be?

A25. Replacement stock options will be granted on the last day of the option exchange window.

Update 7/6/2010: Replacement stock options will be granted on August 3, 2010, or on the last day of the option exchange window if the offer period is extended.

Q26. Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

A26. No. The new options will vest one third per year over a three-year period, counted from the grant date. They will expire seven years from the date the new options are granted.

Q27. How will I elect to exchange my options?

A27. You can elect to exchange your options through the NASDAQ OMX Option Exchange Website. You will receive more details about the process for participating before the option exchange window opens.

Q28. What will happen if I leave NASDAQ OMX after exchanging my options, but before my new options are granted?

A28. You will be required to be employed by NASDAQ OMX at the beginning and the end of the exchange period, to receive a replacement grant. If you are not employed by NASDAQ OMX during these times, you will not receive any new options.

Q29. Who can I talk to if I have questions regarding NASDAQ OMX’s Option Exchange Program?

A29. If you have additional questions after reading this Q&A, submit your question to the “Option Exchange Program Questions” mailbox. We will not respond to questions individually; however, each question will be reviewed, and if appropriate, included in an update to the Q&A document that will be posted on the NASDAQ OMX intranet. You may also speak to an E*Trade customer service representative about the details of your equity grants. Additionally, there will be a special phone number you can call during the Exchange Window to speak with a specialist about the exchange program website and details of your exchange. The contact information will be provided to you at the opening of the exchange window.

Update 7/6/2010: Questions:

•	About your stock options eligible for exchange or about the Option Exchange Program website, starting July 7, 2010

•	Option Exchange Hotline: +1 408 754 4658

•	Option Exchange Email: NASDAQOMXquestions@sos-team.com

•	About your NASDAQ OMX equity grants, either those eligible or those not eligible for exchange

•	E*Trade General Phone Number: + 1 800 838 0928

•	About the Option Exchange Program in general (a question for NASDAQ OMX, which will be considered for inclusion in the next update to the Q&A document posted on our intranet)

•	Email your question to the Option Exchange Program Questions mailbox

Q30. What if I elect to exchange my options and then I voluntarily leave NASDAQ OMX, involuntarily terminate, or retire before they vest?

A30. You will receive a new award agreement for newly granted stock options. The treatment of options upon termination events is specified in the award agreement and / or the NASDAQ OMX Equity Incentive Plan.

Q31. What if I elect to exchange my options and I die or become totally and permanently disabled before they vest?

A31. You will receive a new award agreement for newly granted stock options. The treatment of options upon termination events is specified in the award agreement and / or the NASDAQ OMX Equity Incentive Plan document.

Q32. Will I be eligible for the program if I am an active employee on Leave of Absence?

A32. Yes, you will be eligible for the program if you are on a leave of absence.

Updated 7/6/2010: For employees on leave of absence during the exchange window, they can access the exchange website from home. If they cannot access the website from home, they can complete a paper election form. The form can be obtained by emailing Lindsay Katz at lindsay.katz@nasdaqomx.com. The completed and signed paper election form must be submitted as a scanned document by email to Lindsay Katz, at the email address noted above, by no later than August 3, 2010 12:00 midnight EDT. The subject line in the email should be noted as “Elect”.

Q33. Does the Option Exchange Program impact the NASDAQ OMX Employee Stock Purchase Plan (ESPP)?

A33. No.

Q34. If I have previously exercised a portion of a stock option grant, will the remaining, unexercised options be eligible for the exchange?

A34. Yes. You will be able to elect to exchange the remaining, unexercised options. However, you would not be able to split any remaining, unexercised options from a single grant. In other words, if you have a grant of 1,000 options, and have previously exercised 500 of the options, you would be able to exchange either all remaining 500 options from that grant or none of those 500.

Q35. If I elect to exchange more than one of my existing, eligible option grants, will I receive more than one new option grant?

A35. No. if you elect to exchange more than one eligible option grant, you will receive one new stock option grant that will include all of your exchanged options.

Option Exchange Program

Key Terms

Stock Option - An employee stock option gives an employee the right to buy NASDAQ OMX stock, at a specified price, by a specific date. The exercise price (or grant price) is the price at which the employee can purchase stock when the option becomes exercisable. There is a vesting period before the stock option is exercisable, and an expiration date.

Exchange Ratio - The term Exchange Ratio as used in connection with the proposed Option Exchange Program by NASDAQ OMX is the number of stock options that an employee would receive for underwater stock options that are being surrendered and cancelled. The Exchange Ratio is intended to deliver comparable - as close as possible - value to option-holders, while avoiding additional accounting expense for NASDAQ OMX.

Exercise Price (Grant Price) - The price at which the stock option was granted. The difference between the exercise price (grant price) and the market price at the time the option is exercised is its value at that time. When you exercise your options, you purchase NASDAQ OMX shares at the exercise price (or grant price).

Expiration Date - Employee stock options have a fixed period when they can be exercised. Once the stock options are vested, they can be exercised until the expiration date. The expiration date for replacement options in the proposed Option Exchange Program will be seven years after the grant date.

Fair Market Value - The closing price of NASDAQ OMX common stock at time of grant.

Grant Date - The date that employee stock options are issued.

In the Money - When NASDAQ OMX’s current stock price is higher than the option’s exercise price.

One-time Option Exchange Program - A voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for fewer new stock options with a lower exercise (grant) price.

Underwater Options - The condition of an option when NASDAQ OMX’s current stock price is below the exercise price of the option.

Vesting Period - The vesting period is the time you must wait before some or all of your stock options become exercisable.

NASDAQ OMX has not initiated the Option Exchange Program. Even though stockholder approval has been obtained, NASDAQ OMX may still decide not to implement the program or to delay its implementation. If the Option Exchange Program is commenced, NASDAQ OMX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. NASDAQ OMX will deliver the Option Exchange Program documents to all eligible employees free of charge, and NASDAQ OMX’s stockholders and option holders will be able to obtain these written materials and other documents filed by NASDAQ OMX with the SEC free of charge from the SEC’s website at www.sec.gov.